UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Genie Energy Ltd.
 (Name of Issuer)

Class B Common Stock, par value $0.01 per share
 (Title of Class of Securities)

372284208
 (CUSIP Number)

Howard S. Jonas
520 Broad Street
Newark, NJ 07102
(973) 438-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,740,993 8 SHARED VOTING POWER 1,278,691 9 SOLE DISPOSITIVE POWER 3,740,993 10 SHARED DISPOSITIVE POWER 1,278,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.48%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Schedule 13D/A”) relates to shares of Class B common stock, $0.01 par value (“Class B Common Stock”) of Genie Energy Ltd., a Delaware corporation (the “Company” or “Genie”).  The Company’s principal executive offices are located at 520 Broad St., Newark, NJ, 07102

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102.  Mr. Jonas is the Chairman of the Board of the Company.  During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On August 2, 2012, the Company initiated an offer to exchange up to 8.75 million outstanding shares of its Class B Common Stock for the same number of shares of a new series of preferred stock (the “Exchange Offer”).  1,607,754 shares of Class B Common Stock were tendered in the Exchange Offer, which expired on October 10, 2012, resulting in a decrease in the Company’s outstanding Class B Common Stock by 1,607,754 and an  increase in Mr. Jonas percentage beneficial ownership of Class B Common Stock from approximately 21.83% to 23.48%.  Mr. Jonas did not tender any shares in the Exchange Offer.

Item 5. Interest in Securities of the Issuer

On September 17, 2012, Mr. Jonas caused to be transferred an aggregate of 526,670 shares of Class B Common Stock from certain Annuity Trusts to himself and trusts for the benefit of his children.  Mr. Jonas’ beneficial ownership consists of an aggregate of 1,574,326 shares of Genie Class A Common Stock (by virtue of the fact that they are convertible into Genie Class B common stock) and 3,445,358 shares of Genie Class B Common Stock, consisting of, (i) 1,546,579 shares of unvested restricted Genie Class B Common Stock held by Mr. Jonas directly, (ii) 620,088 shares of Genie Class B Common Stock held by Mr. Jonas directly, (iii) an aggregate of 7,780 shares of Genie Class B Common Stock beneficially owned by custodial accounts for the benefit of the children of Mr. Jonas (of which Mr. Jonas is the custodian), (iv) 1,269,427 shares of Genie Class B Common Stock owned by the Howard S. Jonas 2009 Annuity Trust II, and (v) 1,484 shares of Genie Class B Common Stock held by Mr. Jonas in his 401(k) plan account as of August 31, 2012. Does not include (1) an aggregate of 1,502,619 shares of Genie Class B Common Stock beneficially owned by trusts for the benefit of the children of Mr. Jonas, as Mr. Jonas does not exercise or share investment control of these shares, (2) 275,047 shares of Genie Class B Common Stock owned by The Jonas Foundation, as Mr. Jonas is not deemed to beneficially own these shares or (3) 600,033 shares of Genie Class B Common Stock owned by the Howard S. & Deborah Jonas Foundation, as Mr. Jonas is not deemed to beneficially own these shares. Mr. Jonas, with his wife Deborah Jonas, is the co-trustee of each of The Jonas Foundation and the Howard S. and Deborah Jonas Foundation.  Mr. Jonas is the trustee of the Howard S. Jonas 2009 Annuity Trust II.  Mr. Jonas’ ownership as described above amounts to a 23.48% ownership of Genie’s Class B Common Stock assuming the conversion of Class A Common Stock into Class B Common Stock.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Exchange Offer, Mr. Jonas had entered into a Voting Agreement with the Company providing that, upon any redemption of the preferred stock by the Company, he or stockholders he controls will exchange (pursuant to existing provisions in the Company’s Certificate of Incorporation) shares of  the Company’s Class A Common Stock (which is entitled to three votes per share) for an equal number of shares of Class B Common Stock (which are entitled to 1/10th of a vote per share) so that the percentage of the aggregate voting power of all outstanding shares of capital stock of the Company represented by securities he controls shall not exceed 74.5% - the percentage he currently controls. Therefore, regardless of the number of shares of Class B Common Stock exchanged in the Exchange Offer, following such exchange and a subsequent redemption of preferred stock by the Company, Mr. Jonas’ voting power (taking into account his beneficial ownership of both our Class B Common Stock and our Class A Common Stock) will remain at 74.5%.  Upon any such exchange of Class A Common Stock for Class B Common Stock, Mr. Jonas’ actual percentage interest of the Class B Common Stock will increase, but his beneficial interest will remain the same as the Class A Common Stock is convertible into Class B Common Stock at the option of the holder.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Amended and Restated Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated September 5, 2012.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

/s/Howard S. Jonas
Howard S. Jonas

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Exhibit 1
AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”), dated as of September 5, 2012, between Genie Energy Ltd., a Delaware corporation (the “Company”), and Howard S. Jonas, the Corporation’s Chairman and controlling stockholder (“Jonas”).

RECITALS

WHEREAS, as of the date hereof, Jonas, directly and indirectly, has sole or shared voting power over (i) 1,574,326 shares of the Company’s Class A common stock, par value $.01 per share (the “Class A Stock”),  representing 100% of the outstanding Class A Stock, and (ii) 3,902,873shares of the Company’s Class B common stock, par value $.01 per share (the “Class B Stock”), representing approximately 18% of the outstanding Class B Stock, and together representing approximately 74.5% (the “Voting Limit”) of the combined voting power of all of the Company’s outstanding capital stock (“Voting Power”);

WHEREAS, on August 3, 2012, the Company commenced an exchange offer (the “Exchange Offer”), whereby stockholders of the Company are entitled to exchange up to 8,750,000 shares of the Company’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), on a 1 for 1 basis for shares of the Company’s Series 2012-A Preferred Stock, par value $0.01 per share (the “Preferred Stock”);

WHEREAS, Jonas does not intend to tender the any shares of Class B Common Stock owned or controlled by him in the Exchange Offer;

WHEREAS, on August 24, 2012 Jonas and the Company entered into an agreement whereby Jonas agreed that, following the consummation of the Exchange Offer, upon any redemption of shares of Preferred Stock by the Company, Jonas will exchange shares (the “A-B Exchange”) of Class A Stock over which he exercises voting control for shares of Class B Stock so that his Voting Power will not then exceed the Voting Limit (the “Original Agreement”); and

WHEREAS, the Parties wish to amend and restate the Original Agreement in its entirety.

NOW, THEREFORE, the parties hereto agree as follows:

1.   Exchange.  Jonas hereby agrees that, following the consummation of the Exchange Offer, upon any redemption of shares of Preferred Stock by the Company, Jonas will, or will cause holders of Class A Stock that he controls to, consummate the A-B Exchange of Class A Stock over which he exercises voting control for shares of Class B Stock so that, following such A-B Exchange, his Voting Power will not then exceed the Voting Limit.

2.  No Other Restrictions. Other than as specifically set forth herein, Jonas shall not be subject to any other limitations or restrictions on voting shares of Class A Stock or Class B Stock over which he exercises voting control. Furthermore, there shall be no limitations or restrictions on Jonas from disposing, acquiring or otherwise transferring any shares of, Class A Stock or Class B Stock, provided that such disposition, acquisition or transfer does not cause his Voting Power to exceed the Voting Limit.

3.  Termination. This Agreement shall automatically terminate upon the earlier of (a) Jonas’ consummation of the A-B Exchange that results in his actual Voting Power to be equal to or lower than the Voting Limit following the redemption of all remaining shares of Preferred Stock, and (b) the termination of the Exchange Offer prior to its consummation. Upon termination of this Agreement, (i) all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, and (ii) Jonas shall have the right to vote any and all of the shares of the Company’s capital stock owned or controlled by him in any manner.

4.  Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and representations, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

5.  Additional Matters. Jonas shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

6.  Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

7.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws principles of such State.

8.  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Company without the prior written consent of Jonas or by Jonas without the prior written consent of Company, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.  Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Jonas from acting in his capacity as a director or officer of the Company (it being understood that this Agreement shall apply to Jonas solely in his capacity as a holder of voting power over shares of Class A Stock).

[Signature page follows]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

/s/ Howard S. Jonas
Howard S. Jonas

GENIE ENERGY LTD.

By:	/s/ Claude Pupkin
Claude Pupkin Chief Executive Officer